UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934
(Amendment No.   )

_____

☒ Filed by the Registrant   ☐ Filed by a Party other than the Registrant

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☐   Preliminary Proxy Statement

☐   **CONFIDENTIAL, FOR USE OF THE COMMISSION ONLY (AS PERMITTED BY RULE 14a-6(e)(2))**

☐   Definitive Proxy Statement

☒   Definitive Additional Materials

☐   Soliciting Material Pursuant to §240.14a-12

UDR, Inc.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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Your **Vote** Counts!

UDR, INC.

2022 Annual Meeting
Vote by May 18, 2022 11:59 PM ET. For shares held in a Plan, vote by May 16, 2022 11:59 PM ET.



UDR, INC.
1745 SHEA CENTER DRIVE
SUITE 200
HIGHLANDS RANCH, CO 80129



D70889-P64876

You invested in UDR, INC. and it's time to vote!
You have the right to vote on proposals being presented at the Annual Meeting. **This is an important notice regarding the availability of proxy material for the shareholder meeting to be held on May 19, 2022.**

Get informed before you vote
View UDR, Inc.'s Notice of Annual Meeting and Proxy Statement, Form 10-K for the year ended December 31, 2021 and Shareholder Letter online OR you can receive a free paper or email copy of the material(s) by requesting prior to May 5, 2022. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

 For complete information and to vote, visit **www.ProxyVote.com**

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Meeting Information
May 19, 2022
10:00 a.m., Local Time

Four Seasons Hotel
1111 14th Street
Denver, CO 80202

Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

V1.1

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters.

Voting Items	Board Recommends
1. ELECTION OF DIRECTORS	
Nominees:	
1a. Katherine A. Cattanach	✔ **For**
1b. Jon A. Grove	✔ **For**
1c. Mary Ann King	✔ **For**
1d. James D. Klingbeil	✔ **For**
1e. Clint D. McDonnough	✔ **For**
1f. Robert A. McNamara	✔ **For**
1g. Diane M. Morefield	✔ **For**
1h. Kevin C. Nickelberry	✔ **For**
1i. Mark R. Patterson	✔ **For**
1j. Thomas W. Toomey	✔ **For**
2. Advisory vote to approve named executive officer compensation.	✔ **For**
3. To ratify the appointment of Ernst & Young LLP to serve as independent registered public accounting firm for the year ending December 31, 2022.	✔ **For**
4. To transact such other business as may properly come before the meeting and any adjournment or postponement of the meeting.	

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